Mail Stop 4561

January 19, 2010

Paul Egan
President and Chief Executive Officer
Rahaxi, Inc.
Wicklow Enterprise Centre
Wicklow Town, Ireland

> **Re: Rahaxi, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-28749**

Dear Mr. Egan:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the issues raised and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-3

1.   We note that you included the $1.1M write-off of a subscription receivable within financing costs on your statement of operations for the year ended June 30, 2009. Tell us more about the nature of this receivable and explain the basis for your

financial statement classification. It appears that this amount relates to the March 2006 private placement of your common stock. As such, tell us what consideration you gave to recognizing the write-off of the receivable within stockholders' equity.

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page F-14

2.   Please describe the nature of the remaining net customer relationships and contracts intangible asset as of June 30, 2009. Specify the amount attributable to each separately identifiable intangible asset. In addition, tell us what consideration you gave to any events or changes in circumstances that may indicate that the carrying amounts may not be recoverable per paragraph 8 of SFAS 144. For example, we note from your disclosure on page 20 of your discussion of results of operations that consulting revenue has declined as a result of projects being completed during 2009 without comparable replacement projects being initiated and due to worsening economic conditions in Ireland.

Note 19. Commitments and Contingencies

Legal Proceedings, page F-28

3.   We note that the possibility exists of a material adverse impact on your financial condition as a result of the ACI v. Rahaxi Processing Oy legal proceeding. Tell us what consideration you gave to disclosing any amounts accrued and an estimate of the possible loss or range of loss related to this contingency pursuant to paragraphs 9 and 10 of SFAS 5.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Financial Information

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation and Nature of Business Operations

New Accounting Pronouncements, page F-7

4.   You indicate that the application of FASB ASC 810-10-65 (formerly referred to as FAS-160) did not have a significant impact on your earnings or financial position. Tell us what consideration you gave to the classification requirements of this new accounting guidance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief